Exhibit 99.1

News Release

Brookfield Renewable Power Announces Parent-Subsidiary
Amalgamation and Name Change

GATINEAU, Québec, April 1, 2008 – Brookfield Renewable Power Inc. today announced that effective March 31, 2008, Brookfield Power Inc. (BPI) and its former wholly-owned subsidiary, Brookfield Power Corporation (BPC), have amalgamated into one entity to become Brookfield Renewable Power Inc.  The amalgamated entity assumed, by operation of law, all of BPI’s and BPC’s existing obligations, including any outstanding public indebtedness.

“These changes reflect a simplified and focused corporate structure highlighting the company’s strengths and strategic direction as a leading renewable energy company,” said Richard Legault, President and Co-Chief Executive Officer of Brookfield Renewable Power Inc. “Our new name reflects our commitment to environmentally-responsible power generation and development. We look forward to building on more than a century of operating experience in North America and Brazil and expanding our international renewable energy platform.”

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About Brookfield Renewable Power
Brookfield Renewable Power Inc., wholly-owned by Brookfield Asset Management Inc., has over 100 years of experience as an owner, operator and developer of hydroelectric power facilities.    Its portfolio includes 160 generating facilities with over 3,900 megawatts of capacity, of which 95% is sourced from renewable energy.  It also has a 6,500 megawatt hydroelectric and wind project pipeline. Brookfield Renewable Power’s operations are primarily located in North America and Brazil.  Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has approximately US$95 billion of assets under management and is listed on the New York and Toronto Stock Exchanges under the symbols BAM and BAM.A, respectively, and on Euronext Amsterdam under the symbol BAMA. For more information, please visit Brookfield Renewable Power’s website at www.brookfieldpower.com and Brookfield Asset Management’s website at www.brookfield.com.

Brookfield Renewable Power Inc.
Zev Korman
Director, Investor Relations & Communications
Tel: (416) 359-1955
e-mail: zkorman@brookfield.com

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